

August 25, 2011

Via E-mail
Mr. Brian McCollum
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

   RE: **Orthofix International N.V.**
      Form 10-K for the fiscal year ended December 31, 2010
      Filed March 3, 2011
      File No. 000-19961

Dear Mr. McCollum

   We have reviewed your response letter dated August 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Contingencies, page F-30

1. We note from your response to our prior comment 2 that reimbursement claim are recorded as an escrow receivable within other current assets. Also, based on your response it appears that you do not currently expect the Equityholders'

Representative to consent to release of these amounts from the escrow fund until a final resolution of the respective matter is reached, nor do you expect to seek any further recourse under the agreement to recover these amounts unless and until such resolution occurs. In this regard, at December 31, 2010, March 31, 2011, and June 30, 2011, please address the following:

- Tell us your determination as to a reasonably expected time frame for resolution underlying each claim where you have recorded amounts as escrow receivables,
- The basis and assumptions made to reach this determination,
- How this determination of time to resolve such claims supports your current classification as a current asset, rather than as a long-term asset. Please provide us with the specific authoritative accounting literature used by you to support such current asset classification, and
- Tell us where in your balance sheet the accrual liabilities associated with these claims that have been submitted for reimbursement are classified.

2. We note from your response to our comment 4 that on February 14, 2011 you presented to the Boston USAO a general resolution scenario, as well as a framework for analysis used to develop the scenario. We note that on March 3, 2011 you filed the 2010 Form 10-K and at that time based on the facts and circumstances then available (including the present status of discussions with Boston USAO) you did not believe that a reasonable estimate of possible loss, or range of possible loss, could be made. Please tell us if the general resolution scenario presented on February 14, 2011 to the Boston USAO included a resolution for both the civil qui tam action and the pending Boston USAO investigation. Additionally, tell us whether the resolution scenario included economic and quantitative terms. If so, please provide us with those economic and quantitative terms.

3. To help us better understand the factors that prevented you from disclosing an estimate of reasonably possible loss or range of loss for the HIPAA subpoena and the Bierman qui tam compliant in this filing, please explain to us how the information you gathered and used as the basis for the general resolution scenario that was presented to the Boston USAO on February 14, 2011, as well as the knowledge gained through your subsequent discussions with Boston USAO, did not provide you with enough information to estimate and disclose the reasonably possible loss or range of loss in excess of any amount previously accrued. Further, please tell us the separate amounts accrued for each of these two cases at December 31, 2010.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief